On-the-Go and Single-Serve Coffee Are Trending Up - How MoJoe Is Making Coffee More Convenient.mp4 (4m 0s) 3 speakers (Speaker 1, Speaker 2, Speaker 3)

[0:00:14] Speaker 1: People want convenience, they want speed and-

[0:00:19] Speaker 2: And they want simplicity. I don't know about you, the last time I walk into a store, I was horrified by how bad it is because I've gotten so accustomed to great on-demand, whether it's Amazon delivering packages, or Washio, or Uber, things available to you in an instant.

[0:00:34] Speaker 3: Hot, right? Delicious.  [0:00:35]

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Rethink The Coffeemaker  (Closed Caption).mp4 (2m 36s)
https://jotengine.com/transcriptions/D0GlOqG1yxsyP7VJrduHsg 1 speaker (Speaker
1)

[0:00:03] Speaker 1: Today you have a chance to be a part of a company that's not just building the first mobile brewer, but building a new way of thinking about coffee on the go. A coffee maker that makes you rethink the coffee maker. Introducing, the Mojo Mobile Brewer, the Mojo To Go Cups. We're on the go more than ever and yet current coffee solutions require you to stop what you're doing to get coffee. But now, with the innovative design of the Mojo and the portability and convenience of To Go Cups, both meticulously designed, you can brew the perfect cup of coffee wherever you are. It's the smallest and most portable single serve coffee maker ever, a true mobile brewing machine, brewing coffee on the go just the way you like it, rich and full bodied. A true engineering feat, it's innovation is as bold as the coffee it brews. We've designed a mobile brewing system that heats any temperature water, has multiple power options, and brews coffee inside of itself. This new brewing process is called [Vac Drip] , the most convenient way of brewing on the go. A slim base to fit any cup holder, a narrow body to make it easy to carry, and a leak-proof lid to easily drink or pour from, only when you're ready. Mojo is designed to go everywhere with us and, well, so should our coffee. That's why we also created Mojo To Go Cups. Individually packaged, recyclable, fresh ground coffee capsules, sourced from around the world. Remove the water plug, add water, insert a To Go Cup into the Mojo, plug in and brew. Whether you're in your car or out and about, discover new possibilities to where you can brew and enjoy fresh coffee. Coffee makes you more productive, focused and engaged. There should be no limits to where you can brew and enjoy coffee. There should be no bounds. You're better with coffee, so we remove those bounds by rethinking single serve coffee on the go. Invest today and join us in writing the next chapter in single serve brewing. [0:02:25]